June 22, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Credit Suisse AG (the “Registrant”)
Registration Statement on Form F-3 (File No. 333-272539)

Dear Ms. Aldave:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 9 a.m. (EST), on June 26, 2023, or as soon as practicable thereafter.

Please contact Sebastian R. Sperber of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Registrant, at +44 20 7614 2237, or in his absence, Samson Lim at (212) 225-2523, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Ms. Tonya K. Aldave

Securities and Exchange Commission

p.2

Very truly yours,

Credit Suisse AG

By:	/s/ Christopher Chadie
	Name:	Christopher Chadie
	Title:	Authorized Person

By:	/s/ Noah Lee
	Name:	Noah Lee
	Title:	Authorized Person

cc:	Jennifer Knesel Beaudry
Credit Suisse AG

Sebastian R. Sperber, Esq.
Cleary Gottlieb Steen & Hamilton LLP